UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A

of the Securities Act of 1933

July 12, 2024 (July 9, 2024)

(Date of Report (Date of earliest event reported))

Hiro Systems PBC

(Exact name of registrant as specified in its charter)

Delaware	46-3116269
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

101 W. 23rd St. Ste 224

New York, NY 10011

(Address of principal executive offices)

(646) 222-4811

(Registrant’s telephone number, including area code)

Stacks Tokens

(Title of each class of securities issued pursuant to Regulation A)

Item 9. Other Events

Termination of SEC Investigation

On July 9, 2024, Hiro Systems PBC (“Hiro”) was informed by the staff of the Securities and Exchange Commission (the “SEC”) that the staff concluded its investigation as to the Stacks Blockchain and that based on the information known to the staff as of that date, the staff does not intend to recommend an enforcement action by the SEC against Hiro.

Exhibit Index

Exhibit No.	Description of Exhibit

99.1	Letter from SEC

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HIRO SYSTEMS PBC

By:	/s/ Alex Miller
Name:	Alex Miller
Title:	Chief Executive Officer

Date: July 12, 2024